SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                        OR

 [ ]  FOR THE TRANSITION PERIOD FROM _________________ TO ___________________


                                    000-22026
                             -----------------------
                              COMMISSION FILE NUMBER



                                 RENT-WAY, INC.
                         401(k) RETIREMENT SAVINGS PLAN
                        -------------------------------
                                (Title of Plan)



                                 RENT-WAY, INC.
                           -------------------------
           (Name of Issuer of securities held pursuant to the Plan)




                  One Rent-Way Place, Erie, Pennsylvania 16505
          -----------------------------------------------------------
         (Address of Plan and of principal executive office of Issuer)

Rent-Way, Inc.
401(k) Retirement Savings Plan Financial Statements and
Supplemental Schedule
As of December 31, 2000 and 1999
And for the years ended December 31, 2000, 1999 and 1998

Rent-Way, Inc.
401(k) Retirement Savings Plan

Index to Financial Statements and Supplemental Schedule
-------------------------------------------------------------



                                                                         Page

Report of Independent Accountants                                          1

Financial Statements:

Statement of Net Assets Available for Benefits at
December 31, 2000 and 1999                                                 2

Statement of Changes in Net Assets Available for Benefits for the
      years ended December 31, 2000, 1999 and 1998                         3

Notes to Financial Statements                                            4 - 9


Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year            10






Note: All other schedules required by the Department of Labor Rules and Regulations and Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

              Report of Independent Accountants


To the Employee Benefits Committee,
Participants and Administrator of
Rent-Way, Inc. 401(k) Retirement Savings Plan:


     In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
September 25, 2001

Rent-Way, Inc.
401(k) Retirement Savings Plan

Statement of Net Assets Available for Benefits
-------------------------------------------------------------





                                                              December 31,

                                                        2000             1999

Assets:

  Investments:
     Investments, at fair value (Note3)              $9,976,814     $ 11,038,082
     Cash equivalents                                 4,292,424          399,760
     Participant loans                                  822,409          347,512
                                                 --------------     ------------
        Total investments                            15,091,647       11,785,354

  Receivables:
     Employer contributions                              44,626           58,639
     Participant contributions                          109,600          151,106
                                                 --------------     ------------
        Total receivables                               154,226          209,745
                                                 --------------     ------------
Net assets available for benefits                 $  15,245,873     $ 11,995,099
                                                 ==============     ============

The accompanying notes are an integral part of these financial statements.

Rent-Way, Inc.
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
-------------------------------------------------------------




                                                                  Year Ended December 31,

                                                            2000          1999            1998
Additions:

  Additions to net assets attributed to:

     Investment income:
       Net appreciation/(depreciation) in fair
          value of assets (Note 3)                      $(5,313,430) $ 1,631,855       $ 764,178
       Dividends/Interest                                   965,031      585,452         261,630
                                                         ----------    ---------       ---------
                                                         (4,348,399)   2,217,307       1,025,808

     Contributions:
       Participant                                        3,773,993    2,407,117       1,446,270
       Employer                                           1,145,486      466,318         454,848
                                                          ---------    ---------       ---------
                                                          4,919,479    2,873,435       1,901,118

     Transfer of assets                                   5,941,442           -        2,188,520
                                                          ---------    ---------       ---------
     Total additions                                      6,512,522    5,090,742       5,115,446
                                                          ---------    ---------       ---------

Deductions:

  Deductions from net assets attributed to:

    Benefits paid to participants                         3,261,748    1,074,182       1,012,017
                                                          ---------    ---------       ---------
      Total deductions                                    3,261,748    1,074,182       1,012,017
                                                          ---------    ---------       ---------

  Net increase in assets                                  3,250,774    4,016,560       4,103,429

  Net assets available for benefits:

    Beginning net assets                                 11,995,099    7,978,539       3,875,110
                                                         ----------    ---------       ---------
  Ending net assets                                    $ 15,245,873 $ 11,995,099       7,978,539
                                                       ============ ============       =========




The accompanying notes are an integral part of these financial statements.

Rent-Way, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------



1.     Description of Plan

       The following summary description of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       The Plan is a defined contribution plan covering all employees of Rent-Way, Inc. (the "Company") who are age eighteen or older. Employees of the Company become eligible to participate in the Plan upon the completion of six months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's assets are maintained by Putnam Investments, (the "Trustee").

       Contributions
       Each year, participants may contribute up to fifteen percent of pre-tax annual compensation, as defined in the Plan, however, contributions may not exceed $10,500 or $10,000 for 2000 and 1999, respectively. Additionally, participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

       The Plan provides for a 50% Company matching contribution, on the first 6.0% of eligible associate pay that is contributed to the Plan. All employer contributions are invested in the Company's common stock, with the exception that, to avoid the retention of idle funds, such contributions may be invested in cash equivalent securities for periods generally not exceeding thirty days. Additionally, participants have the ability to allocate the Company matching contributions immediately to the investment option of their choice.

       Participant Accounts
       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings. Allocations are based on participant earnings, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Vesting
       Participants are immediately vested in their contributions plus actual earnings thereon. The Company's matching contributions plus actual earnings thereon vest based on years of continuous service, as defined in the Plan agreement. A participant's employer contributions vest in twenty percent increments per year and are fully vested after five years of credited service.

       Cash Equivalents
       Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity which are readily convertible into cash.

       Investment Options
       Plan assets are invested in investment accounts in accordance with the Plan agreement. The Trustee provides the following options (the "Funds") under the Plan. A participant may direct employee contributions in five percent increments in any of the following funds:

o Putnam Money Market Fund - Putnam Money Market Fund seeks as high a rate of current income as Putnam Investment Management, Inc. believes is consistent with preservation of capital and maintenance of liquidity. It is designed for investors seeking current income with stability of principal.

o The George Putnam Fund of Boston - The George Putnam Fund of Boston seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds, which will produce both capital growth and current income.

o          Putnam Convertible Income-Growth Trust Fund -
           Putnam Convertible Income-Growth Trust seeks, with equal emphasis, current income and capital appreciation. Its secondary objective is conservation of capital. A particular security selected for the fund's portfolio need not reflect all aspects of the fund's investment objectives.

o The Putnam Fund for Growth and Income - The Putnam Fund for Growth and Income seeks capital growth and current income. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

o Putnam New Opportunities Fund - Putnam New Opportunities Fund seeks long-term capital appreciation. Current income is only an incidental consideration.

o Putnam Voyager II Fund - Putnam Voyager II Fund seeks long-term growth of capital. The fund is designed for investors willing to assume above-average risk in return for above-average capital growth potential.

o Putnam International Growth Fund - Putnam International Growth Fund seeks capital appreciation. The fund is designed for investors seeking capital appreciation primarily through a diversified portfolio of equity securities of companies located in a country other than the United States.

o          Putnam High Yield Trust Fund - Putnam High Yield
           Trust is registered under the Investment company
           Act of 1940, as amended, as a diversified, open-end management investment company. The fund seeks high current income by investing primarily in high-yielding, lower-rated fixed-income securities constituting a portfolio that Putnam Investment Management, Inc. believes does not involve undue risk to income or principal.

o Rent-Way Stock Fund - Rent-Way Stock Fund is comprised exclusively of Common Shares, without par value of the Company ("Common Shares").
           Each participant electing to purchase Common
           Shares through the Stock Fund is permitted to vote such Common Shares in the same manner as any other shareholder and is furnished proxy materials to such effect. If a participant does not vote their proxy, the trustee votes the proxy for the participant's Common Shares.
           Common Share purchases under the account are generally purchased on the open market for cash. The price of Common Shares purchased on the open market is priced for each participant's account at an average purchase price of all shares purchased, plus brokerage fees, taxes, commissions and expenses incident to the purchase. No more than 50% of a participant's contributions may be invested in the Rent-Way
           Stock Fund.

       Loans to Participants
       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms shall not exceed five years except in the case of a loan for the purpose of acquiring any house, apartment, condominium, or in certain circumstances a mobile home. The loans are collateralized by the balance in the participant's account and bear interest at a rate of one percent above prime. Principal and interest are paid at least quarterly. Participants who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in a lump sum or have the loan balance outstanding considered a distribution subject to applicable tax laws.

       Plan Withdrawals
       Active participants may withdraw certain amounts from their accounts up to their entire vested balance. Withdrawals are paid in a lump sum or a rollover.

       Plan distributions are made to participants or their designated beneficiary upon normal retirement (age 59 1/2), disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death or a reduction in workforce is eligible to receive all amounts vested in their account relating to participant contributions, including rollovers and Company matching. All non-vested portions will be forfeited immediately and may be used to reduce future Company matching or administrative expense. Distributions are made in single lump sums or a rollover.

       Distributions to participants or their beneficiaries on the statement of changes in net assets available for benefits include benefit payments, distributions to associates, decreases due to loan defaults and rollovers to other qualified plans.

       Forfeited Accounts
       At December 31, 2000 and 1999, forfeited nonvested accounts totaled $186,936 and $25,500, respectively. Forfeitures can be utilized to fund administrative expenses and to reduce future Company matching contributions.

       Plan Termination
       Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in all contributions and related earnings in their accounts.


2.       Summary of Significant Accounting Policies

       Basis of Accounting
       The financial statements of the Plan are prepared using the accrual basis of accounting.

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Risks and Uncertainties
       The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

       Investment  Valuation and Income  Recognition
       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.The Company stock is valued at the last sales price of the last business day of the year. Participant notes receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Benefit Payments
       Benefit payments are recorded when paid.

       Administrative Expenses
       Administrative expenses of the Plan are paid by the Company.

3.     Investments

       The following presents investments that represent five percent or more of the Plan's net assets.

                                                                                    December 31,
                                                                                2000            1999

The George Putnam Fund of Boston
  (40,974 and 38,159, shares, respectively)                                $   703,522     $   621,229
The Putnam Fund for Growth and Income
  (70,557 and 48,967 shares, respectively)                                 $ 1,377,972     $   918,125
Putnam Voyager II Fund
  (121,403 and 105,793 shares, respectively)                               $ 3,005,943     $ 4,067,733
Putnam New Opportunities Fund
  (29,730 and 19,570 shares, respectively)                                 $ 1,742,761     $ 1,780,056
Putnam International Growth Fund
  (39,955 and 27,624 shares, respectively)                                 $   987,278     $   819,888
Rent-Way Stock Fund
  (285,188 and 131,309 shares, respectively)                               $ 1,265,521     $ 2,453,841
Putnam Money Market Fund
  (4,292,424 and 399,760 shares, respectively)                             $ 4,292,424     $   399,760



       During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,313,430 as follows:

              Mutual funds                                       $  (2,634,514)
              Common stock                                          (2,678,916)
                                                                 --------------
                      Total depreciation                         $  (5,313,430)
                                                                 --------------


4.     Reconciliation of Financial Statements to Form 5500

       There were no differences between net assets available for benefits at December 31, 2000 and 1999 or between changes in net assets available for benefits for the year ended December 31, 2000 per the financial statements and the respective Form 5500's. In addition, investments at fair value per the financial statements and Form 5500 agree in total.

5.     Income Tax Status

       The Internal Revenue Service has determined and informed the Employer by a letter dated January 27, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").


6.     Plan Merger

       On January 1, 2000, the Second Amendment to the Plan, dated December 14, 1999, became effective. Pursuant to this amendment, HomeChoice 401(k) and Profit Sharing Plan (the "HomeChoice Plan") was merged into the Plan. Effective January 1, 2000, any employee who was or would have been an eligible employee under the HomeChoice Plan as in effect on December 31, 1999, is an eligible employee under the Plan. Accordingly, investments of $5,941,442 were transferred from the HomeChoice Plan to the Plan in February 2000.

       Plan assets of the HomeChoice Plan were transferred to the Trustee of the Plan beginning January 1, 2000. The conversion initiated a "black out" period beginning January 1, 2000 which continued through April 7, 2000. During this period, funds could not be applied to the participants' selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. Also, during this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in a money market account until the completion of the Black Out period. At the end of the Black Out period, these funds were transferred to the Trustee and invested in funds as requested by each participant. These amounts are recorded as "Transfer of assets" on the Statement of Changes in Net Assets Available for Benefits.


7.     Subsequent Events

       On January 3, 2001, the Board of Directors of the Company resolved that the Company would contribute and allocate an initial restorative payment to each Plan participant whose accounts under the Plan, other than the employer matching account, were invested in the Company's stock as of October 27, 2000. The restorative payment will be $5.00 for each such share of Company stock and will be placed in a Restorative Payment Account under the Plan and invested in the Putnum Money Market Account for each affected Plan participant. After the allocation of this initial restorative payment to each Plan participant, the participant may select any of the funds available under the Plan for these funds except Company stock.

       Additionally, on January 3, 2001, the Board of Directors of the Company also determined that the Company would make further additional restorative payments to Plan participants in 2001, 2003 and 2004, if the conditions specified in the Fourth Amendment to the Plan are met. Each of these additional payments are intended to bring the restored value of the Company's stock held in participants' accounts as of October 27, 2000, to a value of $15, $20, and $25 per share through the payments made in 2002, 2003, and 2004, respectively, when the amount of the restorative payments, together with the market value of the Company's stock are taken into account.

       Effective January 1, 2001, the Company's match will be made in cash, instead of common stock of the Company.

       Effective January 1, 2001, the assets and liabilities of the Rentavision, Inc. 401(k) Plan and America's Sales and Leasing 401(k) Plan merged into the Plan.

Schedule of Assets Held for Investment Purposes
December 31, 2000




          Identity of issue,
         borrower, lessor or                                                                               Current
            similar party                           Security Description                                    Value

      Putnam Investments          Putnam Money Market Fund                                            $    4,292,424
                                  The George Putnam Fund of Boston                                           703,522
                                  Putnam Convertible Income-Growth Trust Fund                                333,911
                                  The Putnam Fund for Growth and Income                                    1,377,972
                                  Putnam New Opportunities Fund                                            1,742,761
                                  Putnam Voyager II Fund                                                   3,005,943
                                  Putnam International Growth Fund                                           987,278
                                  Putnam High Yield Trust Fund                                               227,972
                                  Putnam Health Securities Trust                                             284,768
                                  Putnam US Government Income Trust                                           47,166
  *   Rent-Way, Inc.              Rent-Way Stock Fund                                                      1,265,521
  *   Various Sources             Loan Fund                                                                  822,409
                                                                                                   -----------------
                                  Total assets held for investment purposes                               15,091,647
                                                                                                   -----------------




  *   Party-in-interest


This data has not been adjusted to reflect accruals.

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its be signed on its behalf by the undersigned hereunto duly authorized.


                                RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN


                                By:

                                   /s/ William E. Morgenstern
                                   --------------------------------
                                       William E. Morgenstern
                                       Chairman of the Board and
                                       Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.             Name
-----------             ----
    23                  Consent of PricewaterhouseCoopers LLP